Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

EZCORP, Inc.
Austin, Texas

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated November 13, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, of EZCORP, Inc.’s appearing in the Company’s Annual Report on Form 10-K for the year ended September 30, 2024.

/s/ BDO USA, P.C.

BDO USA, P.C.
Dallas, Texas
October 29, 2025.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.